UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 25)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  BLUEFLY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    096227103
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 26, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 59 Pages
                             Exhibit Index: Page 13

CUSIP NO. 096227103                                          Page 2 of 59 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
Number of                                      49,078,853
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,078,853
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   49,078,853

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.9%

14       Type of Reporting Person (See Instructions)

                                     OO, IV

CUSIP NO. 096227103                                          Page 3 of 59 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,078,853
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,078,853
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   49,078,853

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.9%

14       Type of Reporting Person (See Instructions)

                                     PN, IA

CUSIP NO. 096227103                                          Page 4 of 59 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,078,853
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,078,853
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   49,078,853

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.9%

14       Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 096227103                                          Page 5 of 59 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      49,078,853
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       49,078,853
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   49,078,853

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      36.9%

14       Type of Reporting Person (See Instructions)

                                     OO, IA

CUSIP NO. 096227103                                          Page 6 of 59 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SFM Domestic Investments LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      1,605,067
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       1,605,067
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,605,067

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                      1.2%

14       Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 096227103                                          Page 7 of 59 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not applicable.

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      50,683,920
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       50,683,920
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                   50,683,920

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      38.1%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 096227103                                          Page 8 of 59 Pages


This Amendment No. 25 supplementally amends the initial statement on Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 25 is being filed by the Reporting Persons to report that QIP (as defined herein) and SFM Domestic Investments (as defined herein) have entered into an agreement with the Issuer and Maverick (as defined herein) as described below, whereby, subject to the terms and conditions therein, certain of the Reporting Persons will provide the Issuer with debt financing on a standby basis. In consideration for this debt financing, the Issuer has issued to certain of the Reporting Persons the Standby Commitment Warrants (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

     (i)  Quantum Industrial Partners LDC ("QIP");

     (ii) QIH Management Investor, L.P. ("QIHMI");

    (iii) QIH Management LLC ("QIH Management");

     (iv) Soros Fund Management LLC ("SFM LLC");

     (v)  SFM Domestic Investments LLC ("SFM Domestic Investments"); and

     (vi) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares and other securities convertible into Shares held for the accounts or benefit of QIP and SFM Domestic Investments. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, George Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. On December 13, 2006, George Soros appealed the decision to the European Court of Human Rights. On March 20, 2007, the Paris Court of Appeal reduced the fine imposed against George Soros from 2.2 million euros to 940,000 euros.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Except as otherwise described in Item 6 the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to

CUSIP NO. 096227103                                          Page 9 of 59 Pages


formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     According to information provided by the Issuer, the number of Shares outstanding was 132,442,231 as of November 9, 2007.

     (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 49,078,853 Shares (approximately 36.9% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the account or benefit of
          QIP). This number consists of (A) 48,601,156 Shares, (B) 437,697 Shares issuable upon the exercise of warrants held for the account of QIP, and (C) 40,000 shares issuable in the aggregate upon the exercise of options held for the benefit of QIP by an emloyee of SFM LLC and an advisor to QIP who serve on the Issuer's board of directors.

     (ii) SFM Domestic Investments may be deemed the beneficial owner of 1,605,067 Shares (approximately 1.2% of the total number of Shares outstanding assuming the exercise and conversion of all the securities held for its account). This number consists of (A) 1,590,741 Shares, and (B) 14,326 Shares issuable upon the exercise of warrants held for the account of SFM Domestic Investments.

    (iii) Mr. Soros may be deemed to be the beneficial owner of 50,683,920 Shares (approximately 38.1% of the total number of Shares outstanding assuming the exercise and conversion of all of the securities held for the accounts or benefit of QIP and SFM Domestic Investments). This number consists of (A) 49,078,853 Shares which may be deemed to be beneficially owned by QIP as described above, and (B) 1,605,067 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above. Mr. Soros disclaims beneficial ownership of any securities not held directly for his account.

     (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 49,078,853 Shares which may be deemed to be beneficially owned by QIP as described above.

     (ii) SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 1,605,067 Shares which may be deemed to be beneficially owned by SFM Domestic Investments as described above.

    (iii) Mr. Soros (as a result of his position with SFM LLC and in his capacity as the sole managing member of SFM Domestic Investments) may be deemed to have the sole power to direct the voting and disposition of the 50,683,920 Shares which may be deemed to be beneficially owned by QIP and SFM Domestic Investments as described above.

     (c) Except as described herein, there have been no transactions effected with respect to the Shares in the past 60 days by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

CUSIP NO. 096227103                                          Page 10 of 59 Pages


     (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 26, 2008, the Issuer entered into a Standby Commitment Agreement (the "Standby Commitment") with QIP, SFM Domestic Investments, Maverick Fund USA, Ltd. ("Maverick USA"), Maverick Fund, L.D.C. ("Maverick LDC") and Maverick Fund II, Ltd. ("Maverick II", and together with Maverick USA and Maverick LDC, "Maverick") (a copy of which is incorporated by reference hereto as Exhibit MMMM and incorporated herein by reference in response to this Item 6) pursuant to which QIP, SFM Domestic Investments and Maverick agreed, on a several and not joint basis, to provide the Issuer with debt financing of up to an aggregate of $3 million (the "Commitment Amount)" on a standby basis which, subject to certain conditions, the Issuer may draw upon at any time prior to March 26, 2009. Pursuant to the Standby Commitment QIP committed to fund 60.316% of the Commitment Amount and SFM Domestic Investments committed to fund 1.974% of the Commitment Amount.

     Any and all draws against the Commitment Amount will be made pursuant to a Note Purchase Agreement (the form of which is incorporated by reference hereto as Exhibit NNNN and is incorporated herein by reference in response to this Item
6) and will be evidenced by one or more Convertible Promissory Notes (the "Notes") (the form of which is incorporated by reference hereto as Exhibit OOOO and is incorporated herein by reference in response to this Item 6). The Notes will be convertible (subject to shareholder approval to the extent required by the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time), at the option of the holders, into either (i) Shares at conversion price equal to the twenty-day trailing average closing price of the Shares as of the date the Note is issued or (ii) equity securities sold by the Issuer in subsequent rounds of financing for cash at a conversion price based upon the lowest price per share paid by any investor in such subsequent round of financing. Pursuant to the Note Purchase Agreement, the Issuer agrees to take all action necessary to obtain any shareholder approval required under the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time, in order to exercise in full the conversion rights pursuant to the note.

     In consideration for the Standby Commitment, the Issuer issued: (i) a warrant to QIP granting QIP the right to subscribe for and purchase 316,659 Shares ("Warrant No.1"), (ii) a warrant to SFM Domestic Investments granting SFM Domestic Investments the right to subscribe for and purchase 10,364 Shares ("Warrant No.2"), (iii) a warrant to Maverick USA granting Maverick USA the right to subscribe for and purchase 37,725 Shares ("Warrant No.3"), (iv) a warrant to Maverick LDC granting Maverick LDC the right to subscribe for and purchase 85,577 Shares ("Warrant No.4") and (v) a warrant to Maverick II granting Maverick II the right to subscribe for and purchase 74,677 Shares ("Warrant No.5", hereinafter, along with Warrant No.1, Warrant No.2, Warrant No.3 and Warrant No.4, collectively, the "Standby Commitment Warrants"). Copies of the forms of Warrants No.1 and Warrant No.2 are incorporated by reference hereto as Exhibits PPPP and QQQQ], respectively, and are each incorporated herein by reference in response to this Item 6. The exercise price of the Standby Commitment Warrants is $0.44, which is equal to the twenty-day trailing average closing price of the Shares on March 26, 2008. The Standby Commitment Warrants are exercisable for five years beginning on March 26, 2008.

CUSIP NO. 096227103                                          Page 11 of 59 Pages


     The foregoing descriptions of the Standby Commitment, the Note Purchase Agreement, the Notes and the Standby Commitment Warrants (collectively, the "Commitment Documents") do not purport to be complete and are qualified in their entirety by the terms of each such document which are incorporated herein by reference.

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP NO. 096227103                                          Page 12 of 59 Pages




                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2008             QUANTUM INDUSTRIAL PARTNERS LDC

                                 By:      /s/ Jay Schoenfarber
                                          ---------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Attorney-in-Fact

                                 QIH MANAGEMENT INVESTOR, L.P.

                                 By:      QIH Management LLC,
                                          its General Partner

                                          By:      Soros Fund Management LLC,
                                                   its Managing Member

                                          By:      /s/ Jay Schoenfarber
                                                   -------------------------
                                          Name:    Jay Schoenfarber
                                          Title:   Assistant General Counsel

                                 QIH MANAGEMENT LLC

                                 By:      Soros Fund Management LLC,
                                          its Managing Member

                                          By:      /s/ Jay Schoenfarber
                                                   -------------------------
                                          Name:    Jay Schoenfarber
                                          Title:   Assistant General Counsel

                                 SOROS FUND MANAGEMENT LLC

                                 By:      /s/ Jay Schoenfarber
                                          ---------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Assistant General Counsel

                                 SFM DOMESTIC INVESTMENTS LLC

                                 By:      /s/ Jay Schoenfarber
                                          ---------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Attorney-in-Fact

                                 GEORGE SOROS

                                 By:      /s/ Jay Schoenfarber
                                          ---------------------------
                                 Name:    Jay Schoenfarber
                                 Title:   Attorney-in-Fact

CUSIP NO. 096227103                                          Page 13 of 59 Pages

                                  EXHIBIT INDEX

                                                                        PAGE NO.

MMMM.    Standby Commitment Agreement, dated as of March 26, 2008, by and among Quantum Industrial Partners LDC, SFM Domestic Investments LLC, Maverick Fund USA, Ltd., Maverick Fund, L.D.C. and Maverick Fund II,
         Ltd..................................................................14

NNNN.    Form of Note Purchase Agreement......................................19

OOOO.    Form of Convertible Promissory Note..................................32

PPPP.    Warrant No.1.........................................................40

QQQQ.    Warrant No.2.........................................................50

CUSIP NO. 096227103                                          Page 14 of 59 Pages



                                  EXHIBIT MMMM

                          STANDBY COMMITMENT AGREEMENT


Bluefly, Inc.
42 West 39th Street
9th Floor
New York, New York 10018
Attention:  Ms. Melissa Payner

                  Re:  STANDBY COMMITMENT AGREEMENT

Dear Ms. Payner:

     Quantum Industrial Partners LDC, a Cayman Islands limited duration company ("QIP"), SFM Domestic Investments LLC, a Delaware limited liability company ("SFMDI"), Maverick Fund USA, Ltd., a Texas limited partnership ("Maverick USA"), Maverick Fund, L.D.C., a Cayman Islands exempted limited duration company ("Maverick L.D.C.") and Maverick Fund II, Ltd., a Cayman Islands exempted company ("Maverick II" and, together with Maverick USA and Maverick L.D.C., "Maverick" and together with QIP and SFMDI, the "Purchasers") intending to be legally bound, hereby irrevocably agree, severally but not jointly, that they shall provide Bluefly, Inc., a Delaware corporation (the "Company"), up to an aggregate of Three Million Dollars of debt financing ($3,000,000) (the "Commitment Amount"). The Commitment Amount may be drawn by the Company, at its option (as determined by the disinterested members of the Board of Directors of the Company) upon three business days' written notice to the Purchasers at any time prior to March 26, 2009 in one or more tranches; PROVIDED, HOWEVER, that the Company may draw from the Commitment Amount only at such time that its total cash balances are less than $1,000,000; and PROVIDED, FURTHER, that the Commitment Amount shall be reduced by the gross cash proceeds received by the Company or any of its subsidiaries from the issuance after the date hereof of any equity or convertible securities, excluding the issuance of equity or convertible securities in connection with: (1) financing provided by the Purchasers pursuant to this agreement or (2) exercise of employee options.

     Any and all draws against the Commitment Amount shall be made pursuant to a Note Purchase Agreement in the form of EXHIBIT I attached hereto and shall be evidenced by one or more Convertible Promissory Notes in the form of EXHIBIT II attached hereto, in each case with such modification as to which the parties thereto may agree. The Company shall notify the Purchasers in writing within two business days of the receipt of any funds that would reduce the Commitment Amount; PROVIDED that the Commitment Amount shall automatically be reduced whether or not the Company provides such notice.

CUSIP NO. 096227103                                          Page 15 of 59 Pages


     The obligation of each Purchaser in respect of the Commitment Amount shall be limited to the percentage set forth below opposite such Purchaser's name.

                           PURCHASER                PERCENTAGE
                           ---------                ----------
                           QIP                      60.316%
                           SFMDI                    1.974%
                           Maverick USA             7.186%
                           Maverick L.D.C.          16.300%
                           Maverick II              14.224%

     In consideration of each Purchaser's execution, delivery and performance under this agreement, the Company shall, promptly following the execution and delivery hereof, deliver to each Purchaser a duly executed warrant (a "Warrant") to purchase the number of shares of Common Stock, par value $0.01, of the Company set forth opposite such Purchaser's name below for a period of five (5) years. The Warrants shall be issued on the date hereof at an exercise price of $0.44 per share.

                           PURCHASER                 WARRANT AMOUNT
                           ---------                 --------------
                           QIP                       316,659
                           SFMDI                     10,364
                           Maverick USA              37,725
                           Maverick L.D.C.           85,577
                           Maverick II               74,677

     Each Warrant shall be in the form of EXHIBIT III attached hereto and shall be delivered free and clear of any lien, claim, encumbrance, or security interest of any kind or nature whatsoever. The parties agree that Purchasers shall be entitled to registration rights in respect the shares of Common Stock for which the Warrants are exercisable consistent with the registration rights granted pursuant to the Stock Purchase Agreement, dated as of June 5, 2006, by and among the Company, QIP, SFMDI and the other parties thereto (the "2006 Agreement"), applied mutatis mutandis; PROVIDED, HOWEVER, that the 120-day filing deadline with respect to the Company's obligation to prepare and file a registration statement covering such shares shall commence on the first day following the Company's receipt of written notice from the Purchasers requesting the registration of such shares and the 180 day Required Effectiveness Deadline (as defined in the 2006 Agreement) shall also commence on the first day following the Company's receipt of such written notice; and PROVIDED, FURTHER, HOWEVER, that if, despite the Company having used all commercially reasonable efforts, the Required Effectiveness Deadline (as defined in the 2006 Agreement) is not satisfied by reason of the failure of the applicable Registration Statement (as defined in the 2006 Agreement) to be declared effective prior to such Required Effectiveness Deadline, the penalties set forth in Section 6.1(h) of the 2006 Agreement shall be deemed not to be triggered by clause (ii) of such
Section 6.1(h) in respect of such shares.

     All notices, demands and other communications relating to this agreement shall be made in the manner set forth in the form of Note Purchase Agreement

CUSIP NO. 096227103                                          Page 16 of 59 Pages


attached as EXHIBIT I hereto. This agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to applicable securities laws, each of the Purchasers may assign any of its rights under this agreement to any of its affiliates but no such assignment shall relieve any Purchaser from its obligations hereunder. The Company may not assign any of its rights under this agreement, except to a successor-in-interest to the Company, without the written consent of all of the Purchasers.

     No failure or delay on the part of Company or the Purchasers in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Any amendment, supplement or modification of or to any provision of this agreement, any waiver of any provision of this agreement, or any consent to any departure by the Company or the Purchasers from the terms of this agreement shall be effective only if it is made or given in writing and signed by all of the parties hereto.

     This agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. This agreement together with the Exhibits hereto are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

     If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

     Each of the parties shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this agreement. This agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

CUSIP NO. 096227103                                          Page 17 of 59 Pages


     IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed and delivered by their respective officers hereunto duly authorized on the date first written above.


                                QUANTUM INDUSTRIAL PARTNERS LDC


                                By:  /s/ Jay A. Schoenfarber
                                    -------------------------------------------
                                     Name:    Jay A. Schoenfarber
                                     Title:   Attorney-in-Fact


                                SFM DOMESTIC INVESTMENTS LLC


                                By:  /s/ Jay A. Schoenfarber
                                    -------------------------------------------
                                     Name:    Jay A. Schoenfarber
                                     Title:   Attorney-in-Fact



                                MAVERICK FUND USA, LTD.

                                By: Maverick Capital, Ltd.,
                                    Its Investment Manager


                                By:   /s/ John T. McCafferty
                                     ------------------------------------------
                                     Name:  John T. McCafferty
                                     Title: Limited Partner and General Counsel

                                MAVERICK FUND, L.D.C.

                                By: Maverick Capital, Ltd.,
                                    Its Investment Manager


                                By:   /s/ John T. McCafferty
                                     -------------------------------------------
                                     Name:   John T. McCafferty
                                     Title:  Limited Partner and General Counsel

CUSIP NO. 096227103                                          Page 18 of 59 Pages



                                 MAVERICK FUND II, LTD.

                                 By: Maverick Capital, Ltd.,
                                     Its Investment Manager


                                 By: /s/ John T. McCafferty
                                     -------------------------------------------
                                     Name:   John T. McCafferty
                                     Title:  Limited Partner and General Counsel



ACCEPTED AND AGREED:

BLUEFLY, INC.


By: /s/ Kara B. Jenny
    -----------------------------------
    Name:   Kara B. Jenny
    Title:  Chief Financial Officer

CUSIP NO. 096227103                                          Page 19 of 59 Pages




                                  EXHIBIT NNNN

                         FORM OF NOTE PURCHASE AGREEMENT


     This NOTE PURCHASE AGREEMENT, dated as of [________], 200[ ] (this "AGREEMENT"), is entered into by and between BLUEFLY, INC., a Delaware corporation (the "COMPANY"), and the investors listed on SCHEDULE 1 hereto (each, an "INVESTOR" and, collectively, the "INVESTORS").

                                    RECITALS

     WHEREAS, the Investors desire to purchase from the Company, and the Company desires to issue and sell to the Investors, convertible promissory notes in the aggregate principal amount of [_____] dollars ($[_____]), in the form attached hereto as EXHIBIT A (the "NOTES"), on the terms, and subject to the conditions, contained herein.

                                    AGREEMENT

     NOW, THEREFORE, in consideration for the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I
                PURCHASE AND SALE OF NOTES; STOCKHOLDER APPROVAL

SECTION 1.1 NOTES. Subject to the terms and conditions hereof, the Company hereby issues and sells to the Investors, and each Investor hereby purchases from the Company, a Note in the aggregate principal amount set forth opposite such Investor's name in SCHEDULE 1.

SECTION 1.2 PURCHASE PRICE. The aggregate purchase price for the Notes to be purchased by each Investor is the amount set forth opposite such Investor's name in SCHEDULE 1.

SECTION 1.3 STOCKHOLDER APPROVAL. The Company shall take such actions as are necessary to obtain the Stockholder Approval at the 2008 Annual Meeting of Stockholders of the Company or, if the Stockholder Approval is not obtained at such Annual Meeting, to obtain the Stockholder Approval as promptly thereafter as possible. "STOCKHOLDER APPROVAL" means such approval of the stockholders of the Company as may be necessary under the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common Stock may be listed from time to time, in order to permit the exercise in full of the conversion rights set forth in Section 5 of the Notes (without giving effect to any limitation in such Section 5 relating to any such rules).

SECTION 1.4 USE OF PROCEEDS. The Company shall use the proceeds from the issuance of the Notes solely for working capital and general corporate purposes.

SECTION 1.5 REGISTRATION RIGHTS. The Investors shall be entitled to registration rights in respect of the shares of Common Stock or Subsequent Round Securities (as defined in the Notes) issuable upon conversion of Notes


                          Signature Page to QIP Warrant

CUSIP NO. 096227103                                          Page 20 of 59 Pages


consistent with the registration rights granted pursuant to the Stock Purchase Agreement, dated as of June 5, 2006 (the "2006 Agreement"), by and among the Company and the other parties thereto, applied mutatis mutandis; PROVIDED, HOWEVER, that the 120-day filing deadline with respect to the Company's obligation to prepare and file a registration statement covering such shares shall commence on the first day following the Company's receipt of written notice from the Investors requesting the registration of such shares and the 180 day Required Effectiveness Deadline shall also commence on the first day following the Company's receipt of such written notice; and PROVIDED, FURTHER, HOWEVER, that if, despite the Company having used all commercially reasonable efforts, the Required Effectiveness Deadline (as defined in the 2006 Agreement) is not satisfied by reason of the failure of the applicable Registration Statement (as defined in the 2006 Agreement) to be declared effective prior to such Required Effectiveness Deadline, the penalties set forth in Section 6.1(h) of the 2006 Agreement shall be deemed not to be triggered by clause (ii) of such
Section 6.1(h) in respect of such shares.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Investors as follows:

SECTION 2.1 ORGANIZATION, ETC. The Company has been duly formed, and is validly existing as a corporation in good standing under the laws of the State of Delaware, and is qualified to do business as a foreign corporation in each jurisdiction in which the failure to be so qualified could reasonably be expected to have a material adverse effect on the assets, liabilities, condition (financial or other), business or results of operations of the Company (a "MATERIAL ADVERSE EFFECT"). The Company has the requisite corporate power and authority to own, lease and operate its properties and to conduct its business as presently conducted. The Company has the requisite corporate power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

SECTION 2.2 AUTHORIZATION. The execution, delivery and performance of this Agreement and the issuance of the Notes have been duly authorized by all necessary corporate action on the part of the Company, including, without limitation, the due authorization by the affirmative votes of a majority of the disinterested directors of the Company's Board of Directors.

SECTION 2.3 VALIDITY; ENFORCEABILITY. This Agreement and the Notes have each been duly executed and delivered by the Company, and constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

SECTION 2.4 CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 200,000,000 shares of common stock, $0.01 par value per share (the "COMMON STOCK"), and 25,000,000 shares of preferred stock, $0.01 par value per share, of which 500,000 shares have been designated Series A Convertible Preferred Stock, 9,000,000 shares have been designated Series B

CUSIP NO. 096227103                                          Page 21 of 59 Pages


Convertible Preferred Stock, 3,500 shares have been designated Series C Convertible Preferred Stock, 7,150 shares have been designated Series D Convertible Preferred Stock,1,000 shares have been designated Series E Convertible Preferred Stock and 7,000 shares have been designated as Series F Convertible Preferred Stock. The issued and outstanding capital stock of the Company consists of (i) [_______](1) shares of Common Stock and (ii) [_______](1) shares of Series F Convertible Preferred Stock. All such shares of the Company have been duly authorized and are fully paid and non-assessable. Except as set forth on SCHEDULE 2.4 hereto or as otherwise contemplated by this Agreement, there are no outstanding options, deferred stock units, warrants or other equity securities that are convertible into, or exercisable for, shares of the Company's capital stock.

SECTION 2.5 GOVERNMENTAL CONSENTS. The execution and delivery by the Company of this Agreement, and the performance by the Company of the transactions contemplated hereby, do not and will not require the Company to effectuate or obtain any registration with, consent or approval of, or notice to any federal, state or other governmental authority or regulatory body, other than periodic and other filings under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and all required filings with the Nasdaq Capital Market. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing sentence of this SECTION 2.5, the Company is relying on the representations and warranties made by the Investors in SECTION 3.4.

SECTION 2.6 NO VIOLATION. The execution and delivery of this Agreement and the performance by the Company of the transactions contemplated hereby will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or by-laws of the Company, (ii) result in a default or breach of, or require any consent, approval, authorization or permit of, or filing or notification to, any person, company or entity under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, loan, factoring arrangement, license, agreement, lease or other instrument or obligation to which the Company is a party or by which the Company or any of its assets may be bound or (iii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to the Company, except, in the case of clause (ii) or (iii) above, any such event that could not reasonably be expected to have a Material Adverse Effect or materially impair the transactions contemplated hereby.

SECTION 2.7 ISSUANCE OF NOTES. The Notes have been validly issued, and, upon payment therefor, will be fully paid and non-assessable. The offering, issuance, sale and delivery of the Notes as contemplated by this Agreement is exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), are being made in compliance with all applicable federal and (except for any violation or non-compliance that could not reasonably be expected to have a Material Adverse Effect) state laws and regulations concerning the offer, issuance and sale of securities, and are not being issued in violation of any preemptive or other rights of any stockholder of the Company. The parties hereto agree and acknowledge that, in making the representations and warranties in the foregoing


--------------------
1. To be completed upon executed of this Agreement.

CUSIP NO. 096227103                                          Page 22 of 59 Pages


sentence of this SECTION 2.7, the Company is relying on the representations and warranties made by the Investors in SECTION 3.4.

SECTION 2.8 ABSENCE OF CERTAIN DEVELOPMENTS. Since December 31, 2007, except as disclosed in the Company's public filings (including the Form 10-K for the fiscal year ended December 31, 2007, drafts of which have been provided to the Investors), there has not been any: (i) material adverse change in the condition, financial or otherwise, of the Company or in the assets, liabilities, properties or business of the Company; (ii) declaration, setting aside or payment of any dividend or other distribution with respect to, or any direct or indirect redemption or acquisition of, any capital stock of the Company; (iii) waiver of any valuable right of the Company or cancellation of any material debt or claim held by the Company; (iv) material loss, destruction or damage to any property of the Company, whether or not insured; (v) acquisition or disposition of any material assets (or any contract or arrangement therefor) or any other material transaction by the Company otherwise than for fair value in the ordinary course of business consistent with past practice; or (vi) other agreement or understanding, whether in writing or otherwise, for the Company to take any action of the type, or any action that would result in an event of the type, specified in CLAUSES (I) THROUGH (V).

SECTION 2.9 COMMISSION FILINGS. The Company has filed all required forms, reports and other documents with the Securities and Exchange Commission (the "COMMISSION") for periods from and after January 1, 2007 (collectively, the "COMMISSION FILINGS"), each of which has complied in all material respects with all applicable requirements of the Securities Act and/or the Exchange Act (as applicable). As of their respective dates, the Commission Filings did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements of the Company included or incorporated by reference in such Commission Filings have been prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q), complied as of their respective dates in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto, and fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations for the periods then ended (subject, in the case of any unaudited interim financial statements, to the absence of footnotes required by GAAP and normal year-end adjustments).

SECTION 2.10 BROKERS. Neither the Company, nor any of its officers, directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE INVESTORS

     Each Investor represents and warrants to the Company, severally but not jointly, as follows:

CUSIP NO. 096227103                                          Page 23 of 59 Pages


SECTION 3.1 ORGANIZATION, ETC. Such Investor has been duly formed and is validly existing and in good standing under the laws of its jurisdiction of organization. Such Investor has the requisite organizational power and authority to enter into, execute, deliver and perform all of its duties and obligations under this Agreement and to consummate the transactions contemplated hereby.

SECTION 3.2 AUTHORITY. The execution, delivery and performance of this Agreement have been duly authorized by all necessary organizational or other action on the part of such Investor.

SECTION 3.3 VALIDITY; ENFORCEABILITY. This Agreement has been duly executed and delivered by such Investor, and constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by, or subject to, any bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity.

SECTION 3.4 INVESTMENT REPRESENTATIONS. Such Investor acknowledges that the offer and sale of the Notes to such Investor have not been registered under the Securities Act, or the securities laws of any state or regulatory body, are being offered and sold in reliance upon exemptions from the registration requirements of the Securities Act and such laws and may not be transferred or resold without registration under such laws unless an exemption is available.

     (a) Such Investor is acquiring the Notes for investment, and not with a view to the resale or distribution thereof, and is acquiring the Notes for its own account.

     (b) Such Investor is an "accredited investor" (as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act), is sophisticated in financial matters and is familiar with the business of the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Such Investor has had the opportunity to investigate on its own the Company's business, management and financial affairs and has had the opportunity to review the Company's operations and facilities and to ask questions and obtain whatever other information concerning the Company as such Investor has deemed relevant in making its investment decision.

     (c) Neither such Investor, nor any of its principal owners, partners, members, directors or officers is included on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions, based on U.S. foreign policy and national security goals, or a person named on the list of known or suspected terrorists, terrorist organizations or other sanctioned persons issued by the U.S. Treasury Department's Office of Foreign Assets and Control.

     (d) No representations or warranties have been made to such Investor by the Company or any director, officer, employee, agent or affiliate of the Company, other than the representations and warranties of the Company set forth herein, and the decision of such Investor to purchase the Notes is based on the information contained herein, the Commission Filings and such Investor's own independent investigation of the Company.

CUSIP NO. 096227103                                          Page 24 of 59 Pages


SECTION 3.5 GOVERNMENTAL CONSENTS. The execution and delivery by such Investor of this Agreement, and the performance by such Investor of the transactions contemplated hereby, do not and will not require such Investor to effectuate or obtain any registration with, consent or approval of, or notice to any federal, state or other governmental authority or regulatory body, except for compliance with the Exchange Act with respect to its acquisition of the Notes.

SECTION 3.6 NO VIOLATION. The execution and delivery of this Agreement and the performance by such Investor of the transactions contemplated hereby, will not
(i) conflict with or result in a breach of any provision of the articles of incorporation, by-laws or similar organizational documents of such Investor or
(ii) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to such Investor, except, in the case of CLAUSE (II) above, any such violation that could not reasonably be expected to materially impair the transactions contemplated hereby.

SECTION 3.7 BROKERS. Neither the Investors, nor any of their officers, directors or employees, has employed any broker or finder, or incurred any liability for any brokerage fees, commissions, finder's or other similar fees or expenses in connection with the transactions contemplated hereby.

                                   ARTICLE IV
                            SURVIVAL; INDEMNIFICATION


SECTION 4.1 SURVIVAL. The representations and warranties contained in ARTICLES II AND III hereof shall survive until the first anniversary of the date hereof.

SECTION 4.2 INDEMNIFICATION. Each party (including its officers, directors, employees, affiliates, agents, successors and assigns (each an "INDEMNIFIED PARTY")) shall be indemnified and held harmless by the other parties hereto (each an "INDEMNIFYING PARTY") for any and all liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, reasonable attorneys' fees and expenses) actually suffered or incurred by them (collectively, "LOSSES"), arising out of or resulting from the breach of any representation or warranty made by an Indemnifying Party contained in this Agreement. Notwithstanding the foregoing, the aggregate liability of any Investor under this ARTICLE IV shall in no event exceed fifty percent (50%) of the purchase price paid by such Investor for the Notes purchased by it and the aggregate liability of the Company under this
ARTICLE IV shall in no event exceed fifty percent (50%) of the purchase price paid by the Investors for the Notes, except that the Company's liability for a violation of any of the representations and warranties contained in the first two sentences of SECTION 2.7 may exceed such limitation, but shall in no event exceed one hundred percent (100%) of the purchase price paid by the Investors for the Notes.

SECTION 4.3 INDEMNIFICATION PROCEDURE. The obligations and liabilities of the Indemnifying Party under this ARTICLE IV with respect to Losses arising from claims of any third party that are subject to the indemnification provided for in this ARTICLE IV ("THIRD PARTY CLAIMS") shall be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party shall receive notice of any Third Party Claim, the Indemnified Party shall give

CUSIP NO. 096227103                                          Page 25 of 59 Pages


the Indemnifying Party notice of such Third Party Claim promptly after the receipt by the Indemnified Party of such notice (which notice shall include the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises); PROVIDED, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this ARTICLE IV except to the extent the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to any Indemnified Party otherwise than under this ARTICLE IV. Upon written notice to the Indemnified Party within five (5) days of the receipt of such notice, the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its or his expense and through counsel of its or his choice (which counsel shall be reasonably satisfactory to the Indemnified Party); PROVIDED, however, that, if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of counsel to the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its or his own counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required, at the expense of the Indemnifying Party. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to such Indemnifying Party, at the Indemnifying Party's expense, all witnesses, pertinent records, materials and information in the Indemnified Party's possession or under the Indemnified Party's control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party's expense, all such witnesses (including himself), records, materials and information in the Indemnifying Party's possession or under the Indemnifying Party's control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party on behalf of the Indemnified Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld); PROVIDED, however, in the event that the Indemnified Party does not consent to any such settlement that would provide it with a full release from indemnified Loss and would not require it to take, or refrain from taking, any action, the Indemnifying Party's liability for indemnification shall not exceed the amount of such proposed settlement. The Indemnified Party will refrain from any act or omission that is inconsistent with the position taken by the Indemnifying Party in the defense of a Third Party Claim unless the Indemnified Party determines that such act or omission is reasonably necessary to protect its own interest.

                                   ARTICLE V
                                  MISCELLANEOUS

SECTION 5.1 PUBLICITY. Except as may be required by applicable law or the rules of any securities exchange or market on which securities of the Company are traded, no party hereto shall issue a press release or public announcement or otherwise make any disclosure concerning this Agreement and the transactions contemplated hereby, without prior approval of the others; PROVIDED, however, that nothing in this Agreement shall restrict the Company or any Investor from

CUSIP NO. 096227103                                          Page 26 of 59 Pages


disclosing such information (a) that is already publicly available, (b) to the extent required or appropriate in response to any summons or subpoena or to comply with applicable law, regulations or the rules of any national securities exchange or quotation system (provided that the disclosing party will use commercially reasonable efforts to notify the other parties in advance of such disclosure under this CLAUSE (B) so as to permit the non-disclosing parties, in the case of a summons or subpoena, seek a protective order or otherwise contest such disclosure, and the disclosing party will use commercially reasonable efforts to cooperate, at the expense of the non-disclosing parties, in pursuing any such protective order) or (c) in connection with any litigation involving disputes as to the parties' respective rights and obligations hereunder.

SECTION 5.2 ENTIRE AGREEMENT. This Agreement and any other agreement or instrument to be delivered expressly pursuant to the terms hereof constitute the entire Agreement between the parties hereto with respect to the subject matter hereof and supersede all previous negotiations, commitments and writings with respect to such subject matter.

SECTION 5.3 ASSIGNMENTS; PARTIES IN INTEREST. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing herein, express or implied, is intended to or shall confer upon any person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason hereof, except as otherwise provided herein.

SECTION 5.4 AMENDMENTS. This Agreement may not be amended or modified except by an instrument in writing signed by, or on behalf of, the parties against whom such amendment or modification is sought to be enforced.

SECTION 5.5 DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of and shall not be utilized in interpreting this Agreement.

SECTION 5.6 NOTICES AND ADDRESSES. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by facsimile; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the fifth business day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

To Company:                    Bluefly, Inc.
                               42 West 39th Street, 9th Floor
                               New York, New York 10018
                               Fax: (212) 840-1903
                               Attn: General Counsel

                               With a copy to:

CUSIP NO. 096227103                                          Page 27 of 59 Pages


                               Dechert LLP
                               30 Rockefeller Plaza
                               New York, NY 10112-2200
                               Fax:   (212) 698-3599
                               Attn:  Richard A. Goldberg, Esq.



To the Investors:          To the address set forth on SCHEDULE 1.


SECTION 5.7 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

SECTION 5.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of law principles. The parties agree that the federal and state courts located in New York, New York shall have exclusive jurisdiction over any dispute involving this Agreement or the transactions contemplated hereby, and each party hereby irrevocably submits to the jurisdiction of, and waives any objection to the laying of venue in, such courts.

SECTION 5.9 COUNTERPARTS; FACSIMILE SIGNATURES. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed by facsimile, and a facsimile signature shall have the same force and effect as an original signature on this Agreement.

SECTION 5.10 EXPENSES. The Company shall reimburse the Investors for their reasonable legal fees and expenses incurred in connection with the negotiation of this Agreement and the transactions contemplated hereby. Except as provided above, all costs and expenses, including, without limitation, fees and disbursements of counsel, incurred in connection with the negotiation, execution and delivery of this Agreement and its related documents shall be paid by the party incurring such costs and expenses, whether or not the closing shall have occurred.

CUSIP NO. 096227103                                          Page 28 of 59 Pages



     IN WITNESS WHEREOF, this Agreement has been duly executed on the date first set forth above.

                                   BLUEFLY, INC.

                                   By:      ___________________________
                                            Name:
                                            Title:

                                   QUANTUM INDUSTRIAL PARTNERS LDC



                                   By:      ___________________________
                                            Name:
                                            Title:

                                   SFM DOMESTIC INVESTMENTS LLC



                                   By:      ___________________________
                                            Name:
                                            Title:


                                   MAVERICK FUND USA, LTD.

                                   By: Maverick Capital, Ltd.,
                                       Its Investment Manager



                                   By:      ___________________________
                                            Name:
                                            Title:

CUSIP NO. 096227103                                          Page 29 of 59 Pages



                                   MAVERICK FUND, L.D.C.

                                   By: Maverick Capital, Ltd.,
                                       Its Investment Manager



                                   By:      ___________________________
                                            Name:
                                            Title:


                                   MAVERICK FUND II, LTD.

                                   By: Maverick Capital, Ltd.,
                                       Its Investment Manager



                                   By:      ___________________________
                                            Name:
                                            Title:

CUSIP NO. 096227103                                          Page 30 of 59 Pages


                                   SCHEDULE 1

                    INVESTORS AND SHARE AND NOTE ALLOCATIONS

--------------------------------------- ------------------- --------------------
                                        Aggregate Principal Aggregate Purchase
Name and Address of Investor            Amount of Note      Price
--------------------------------------- ------------------- --------------------
Quantum Industrial Partners LDC         [_______]           [_______]
Kaya Flamboyan 9
Villemstad
Curacao
Netherlands-Antilles

with a copy to:

Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  Jay Schoenfarber, Esq.
--------------------------------------- ------------------- --------------------
SFM Domestic Investments LLC            [_______]           [_______]
c/o Soros Fund Management LLC
888 Fifth Avenue
New York, New York 10106
Facsimile:  (212) 664-0544
Attn:  Jay Schoenfarber, Esq.
--------------------------------------- ------------------- --------------------
Maverick Fund USA, Ltd.                 [_______]           [_______]
c/o Maverick Capital, Ltd.
300 Crescent Court, 18th Floor
Dallas, Texas 75201
Facsimile: (214)880-4042
Attn:  General Counsel:
--------------------------------------- ------------------- --------------------
Maverick Fund, L.D.C.                   [_______]           [_______]
c/o Maverick Capital, Ltd.
300 Crescent Court, 18th Floor
Dallas, Texas 75201
Facsimile: (214)880-4042
Attn:  General Counsel:
--------------------------------------- ------------------- --------------------
Maverick Fund II, Ltd.                  [_______]           [_______]
c/o Maverick Capital, Ltd.
300 Crescent Court, 18th Floor
Dallas, Texas 75201
Facsimile: (214)880-4042
Attn:  General Counsel:
--------------------------------------- ------------------- --------------------
                                  TOTAL  $[___]              $[___]
--------------------------------------- ------------------- --------------------

CUSIP NO. 096227103                                          Page 31 of 59 Pages


                                  SCHEDULE 2.4

                                 CAPITALIZATION



     As of the date hereof (except as otherwise provided below), but without giving effect to the transactions contemplated by this Agreement, the following equity securities are outstanding and convertible into, or exercisable for shares of Common Stock:

     o Warrants to purchase an aggregate of 1,214,249 shares of Common Stock are issued and outstanding.

     o Options issued to purchase 3,402,560 shares of Common Stock are issued and outstanding under the Company's 1997 Stock Option Plan, as amended, and 2000 Stock Option Plan, as amended.

     o 9,647,447 shares of Common Stock reserved for issuance upon the settlement of deferred stock units.

CUSIP NO. 096227103                                          Page 32 of 59 Pages



                                  EXHIBIT OOOO

                       FORM OF CONVERTIBLE PROMISSORY NOTE

THIS INSTRUMENT IS SUBJECT TO THE TERMS OF A SUBORDINATION AND INTERCREDITOR AGREEMENT, DATED MARCH 26, 2008, BETWEEN WELLS FARGO RETAIL FINANCE, LLC, A DELAWARE LIMITED LIABILITY COMPANY, [QUANTUM INDUSTRIAL PARTNERS LDC, A CAYMAN ISLANDS LIMITED DURATION COMPANY, SFM DOMESTIC INVESTMENTS LLC, A DELAWARE LIMITED LIABILITY COMPANY, MAVERICK FUND USA, LTD., A TEXAS LIMITED PARTNERSHIP, MAVERICK FUND, L.D.C., A CAYMAN ISLANDS EXEMPTED LIMITED DURATION COMPANY AND MAVERICK FUND II, LTD., A CAYMAN ISLANDS EXEMPTED COMPANY.] PAYOR SHALL FURNISH A COPY OF SUCH SUBORDINATION AND INTERCREDITOR AGREEMENT UPON WRITTEN REQUEST AND WITHOUT CHARGE.

THE OFFER AND SALE OF THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. THIS NOTE AND ANY SECURITIES ISSUABLE UPON THE CONVERSION HEREOF MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS. CERTIFICATES REPRESENTING ANY SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE SHALL INCLUDE A LEGEND TO SIMILAR EFFECT AS THE FOREGOING.



                                  BLUEFLY, INC.

                           CONVERTIBLE PROMISSORY NOTE


$[________]
New York, New York                                            [________], 200[_]

     FOR VALUE RECEIVED, the undersigned, BLUEFLY, INC., a Delaware corporation (the "PAYOR" or the "COMPANY"), promises to pay to the order of [___________] or its registered assign (the "PAYEE"), the principal sum of [______] Dollars ($[______]) and interest on the outstanding principal balance as set forth herein.

1.   INTEREST RATE; PAYMENT.

     (a) The outstanding principal balance of this Convertible Promissory Note (this "NOTE") shall bear interest at an annual rate equal to 8% per annum, with interest accruing, from and including the date hereof, on

CUSIP NO. 096227103                                          Page 33 of 59 Pages


          a cumulative, compounding basis. Interest shall be computed on the basis of a 365- or 366-day year, as the case may be, and the actual number of days elapsed, and, subject to SECTION 5, shall be payable only upon repayment of the principal on any Repayment Date (as defined below) in cash.

     (b) The outstanding balance of any amount owed under this Note which is not paid when due shall bear interest at the rate of 2.0% per annum (the "DEFAULT INTEREST") above the rate that would otherwise be in effect under this Note with the Default Interest accruing, from and including such due date, on a cumulative, compounding basis.

     (c) The outstanding principal and all accrued and unpaid interest shall be paid in full no later than [______], 201[_](2) (the "MATURITY DATE"), unless repaid earlier pursuant to the provisions of SECTION 2 (the date of any payment pursuant to SECTION 2 and the Maturity Date, collectively referred to as a "REPAYMENT DATE") or unless converted into Conversion Securities (as defined below) pursuant to SECTION 5 on or prior to the Maturity Date. On a Repayment Date, the Payor shall pay the applicable amount of principal and interest in lawful money of the United States of America by wire or bank transfer of immediately available funds to an account designated by the Payee in writing from time to time.

2.   Prepayment.

     (a)  MANDATORY PREPAYMENT.

          (i)  Upon the occurrence of an Event of Default (under SECTION 3(D) OR
               (E)), the outstanding principal of and all accrued interest on this Note shall be accelerated and shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived by the Payor, notwithstanding anything contained herein to the contrary.

          (ii) The holders of a Majority of Notes Outstanding shall, at their sole option, have the right to require the Payor to pay the outstanding principal of and all accrued interest on this Note upon the occurrence of any of the following events: (1) an Event of Default under SECTION 3(A), (B), (C), (F), (G) OR (H), (2) the Company entering into an agreement to effectuate any sale or other disposition of all or substantially all of its assets, in one transaction or in a series of transactions, (3) the Company entering into an agreement to effectuate any consolidation or merger with or into another entity, or (4) any sale of a majority of the outstanding equity of the Company (or any other event that constitutes a Change of Control (as defined below) of the Company), in one transaction or in a series of transactions. Immediately upon the occurrence of either of the events set forth in CLAUSES (1), (2) OR (3) above, or immediately upon obtaining knowledge that any person has entered into an agreement to effectuate the event set forth in CLAUSE (4) above, the Company shall give written notice of such event to the Payee. "CHANGE OF CONTROL" means any "Person" (as defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")) or "group" (as defined in Rule 13d-5, promulgated under the Exchange Act) other than Payee and/or its affiliates and one or more of Quantum Industrial Partners, LDC, SFM Domestic Investments, LLC, Maverick Capital, Ltd., Prentice Capital


------------------------
2. To be the later of three years following issuance and three years and three months following the date of the debt commitment.

CUSIP NO. 096227103                                          Page 34 of 59 Pages



               Management, LP and/or their affiliates or any group that includes any such Person, becoming the beneficial owner (as determined by Rule 13d-3, promulgated under the Exchange Act), directly or indirectly, of outstanding shares of stock of the Company entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of the stockholders of the Company in the election of directors.

         (iii) Any mandatory prepayment under this SECTION 2(A) shall include payment of reasonable costs and expenses, if any, of the Payee associated with such prepayment.

     (b) OPTIONAL PREPAYMENT. The Company may, at its option, without premium or penalty, upon five (5) days' prior written notice to the Payee, repay the unpaid principal amount of this Note, at any time in whole or from time to time in part, together with interest accrued thereon to the date of prepayment. Any such prepayment shall be applied first to the payment of accrued interest and then to repayment of principal. Upon any partial prepayment of the unpaid principal amount of this Note, the Holder shall make notation on this Note of the portion of the principal so prepaid. No notice of prepayment shall in any way prohibit the Payee from converting this Note pursuant to SECTION 5.

3.   EVENTS OF DEFAULT. An "Event of Default" shall occur if:

     (a) the Payor shall default in the payment of the principal of or interest payable on this Note, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise and such default with respect to the payment of interest shall continue unremedied for two days;

     (b) the Payor shall fail to observe or perform any covenant or agreement contained in this Note, and such failure shall continue for five business days after Payor receives notice of such failure;

     (c) any representation, warranty, certification or statement made by or on behalf of the Payor in this Note or in any certificate, writing or other document delivered pursuant hereto shall prove to have been incorrect in any material respect when made;

     (d) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking
          (A) relief in respect of Payor or of a substantial part of Payor's respective property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law (any such law, a "BANKRUPTCY LAW"), (B) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of any Payor, (C) the winding up or liquidation of any Payor; and such proceeding or petition shall continue undismissed for 60 days, or an order or decree approving or ordering any of the foregoing shall be entered;

     (e) the Payor shall (A) voluntarily commence any proceeding or file any petition seeking relief under a Bankruptcy Law, (B) consent to the institution of or the entry of an order for relief against it, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in CLAUSE (D), (C) apply for or

CUSIP NO. 096227103                                          Page 35 of 59 Pages


          consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a substantial part of the property or assets of the Payor, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (E) make a general assignment for the benefit of creditors, (F) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (G) take any action for the purpose of effecting any of the foregoing;

     (f) one or more judgments or orders for the payment of money in excess of $250,000 in the aggregate shall be rendered against the Payor and such judgment(s) or order(s) shall continue unsatisfied and unstayed for a period of 30 days;

     (g) the Payor shall default in the payment of any principal, interest or premium, or any observance or performance of any covenants or agreements, with respect to indebtedness (excluding trade payables and other indebtedness entered into in the ordinary course of business) in excess of $125,000 in the aggregate for borrowed money or any obligation which is the substantive equivalent thereof and such default shall continue for more than the period of grace, if any, or of any such indebtedness or obligation shall be declared due and payable prior to the stated maturity thereof;

     (h) any material provisions of this Note shall terminate or become void or unenforceable or the Payor shall so assert in writing.

4.   RESERVED.

5.   CONVERSION.

     (a)  RIGHT TO CONVERT.

          (i) Subject to the terms and conditions of this SECTION 5 and to stockholder approval (and so subject only to the extent required by the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Payor's common stock, par value $0.01 per share ("COMMON STOCK"), may be listed from time to time), the Payee shall have the right, at its option, at any time and from time to time, upon or following the consummation of any Subsequent Round of Financing (as defined below), to convert all or any portion of the principal amount of this Note (the "PRINCIPAL OBLIGATIONS") into a number of fully paid and nonassessable Subsequent Round Securities (with the most favorable terms received by any investor in such Subsequent Round of Financing) equal to the quotient obtained by dividing the aggregate amount of Principal Obligations to be converted by the lowest price per Subsequent Round Security paid by any investor in such Subsequent Round of Financing. Written notice of a Subsequent Round of Financing stating the date on which such Subsequent Round of Financing is expected to become effective and describing the terms and conditions of such Subsequent Round of Financing shall be delivered by the Company to, and received by, the Payee not less than 10 days prior to the consummation of such Subsequent Round of Financing.

          (ii) Subject to the terms and conditions of this SECTION 5 and to stockholder approval (and so subject only to the extent required by the rules of the Nasdaq Capital Market or any other national securities exchange or quotation system upon which the Common

CUSIP NO. 096227103                                          Page 36 of 59 Pages


               Stock may be listed from time to time), the Payee shall have the right, at its option, at any time and from time to time, to convert all or any portion of the Principal Obligations into a number of fully paid and nonassessable shares of Common Stock equal to the quotient obtained by dividing the aggregate amount of Principal Obligations to be converted by $[____].(3)

     (b) PROCEDURE FOR CONVERSION. In order to convert all or any portion of the Principal Obligations, the Payee shall (i) surrender this Note, duly endorsed, at the office of the Payor and (ii) simultaneously with such surrender, notify the Payor in writing of its election to convert all or a portion of the Principal Obligations, which notice shall specify the amount of Principal Obligations to be so converted, and whether such conversion is for Common Stock or Subsequent Round Securities. The date on which the Note is surrendered for conversion is referred to herein as the "CONVERSION DATE." As soon as practicable after the Conversion Date, the Payee shall be entitled to receive a certificate or certificates, registered in such name or names as the Payee may direct, representing the Conversion Securities issuable upon conversion of the applicable Principal Obligations, along with a new promissory note, in the same form as this Note, reflecting any Principal Obligations that have not been so converted and any obligations in respect of accrued and unpaid interest on converted Principal Obligations; provided that the Payee shall be treated for all purposes as the record holder of such Conversion Securities as of the Conversion Date. The issuance of Conversion Securities upon conversion of any Principal Obligations shall be made without charge to the Payee for any issuance tax in respect thereof, PROVIDED that the Payor shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the Payee.

     (c) RESERVATION OF SHARES. Payor shall reserve and keep available solely for issuance upon the conversion of Principal Obligations such number of shares of Conversion Securities as will from time to time be sufficient to permit the conversion of all outstanding Principal Obligations, and, if applicable, shall take all action to increase the authorized number of Conversion Securities if at any time there shall be insufficient authorized but unissued Conversion Securities to permit such reservation or permit the conversion of all outstanding Principal Obligations. The Payor covenants that all Conversion Securities that shall be so issued shall be duly authorized, validly issued, fully paid and non-assessable by the Payor, not subject to any preemptive rights, and free from any taxes, liens and charges with respect to the issue thereof. The Payor will take all such action as may be necessary to ensure that all such Conversion Securities may be so issued without violation of any applicable law or regulation, or any requirement of any national securities exchange or quotation system upon which the Common Stock may be listed.

     (d) CERTAIN DEFINITIONS. For purposes of this Note, the following terms shall have the following meanings (with terms defined in the singular having comparable meanings when used in the plural and vice versa):

     "CONVERSION SECURITIES" means Common Stock or Subsequent Round Securities, as applicable.

-------------------------
3. To equal the 20-day trailing average trading price on the date the Note is issued.

CUSIP NO. 096227103                                          Page 37 of 59 Pages


     "MAJORITY OF NOTES OUTSTANDING" means a majority of the aggregate outstanding principal amount of notes issued pursuant to the Note Purchase Agreement dated as of [___], 200[_] by and between the Payor and the Investors party thereto.

     "SUBSEQUENT ROUND OF FINANCING" means the offer and sale for cash by the Company of its equity securities.

     "SUBSEQUENT ROUND SECURITIES" means the equity securities sold in the Subsequent Round of Financing; PROVIDED that, to the extent that two or more types or classes of equity securities are sold as a unit in the Subsequent Round of Financing, "Subsequent Round Securities" shall mean a unit consisting of the same types or classes of equity securities, in the same proportion, as the units sold in the Subsequent Round of Financing.

6.   SUITS FOR ENFORCEMENT.

     (a) Upon the occurrence of any one or more Events of Default, the holder of this Note may proceed to protect and enforce its rights by suit in equity, action at law or by other appropriate proceeding in aid of the exercise of any power granted in this Note, or may proceed to enforce the payment of this Note, or to enforce any other legal or equitable right it may have as a holder of this Note.

     (b) The holder of this Note may direct the time, method and place of conducting any proceeding for any remedy available to itself.

     (c) In case of any Event of Default, the Payor will pay to the holder of this Note such amounts as shall be sufficient to cover the reasonable costs and expenses of such holder due to such Event of Default, including without limitation, costs of collection and reasonable fees, disbursements and other charges of counsel incurred in connection with any action in which the holder prevails.

7. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in accordance with the provisions of the Note Purchase Agreement, dated as of the date hereof, by and among the Payor and the investors listed on Schedule 1 thereto.

8. SUCCESSORS AND ASSIGNS. This Note shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. The Payor may not assign any of its rights or obligations under this Note without the prior written consent of Payee. The Payee may assign all or a portion of their rights or obligations under this Note to an affiliate without the prior written consent of the Payor.

9.   AMENDMENT AND WAIVER.

     (a) No failure or delay on the part of the Payor or Payee in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Payor or Payee at law, in equity or otherwise.

CUSIP NO. 096227103                                          Page 38 of 59 Pages


     (b) Any amendment, supplement or modification of or to any provision of this Note, any waiver of any provision of this Note and any consent to any departure by the Payor from the terms of any provision of this Note, shall be effective (i) only if it is made or given in writing and signed by the Payor and the Payee and (ii) only in the specific instance and for the specific purpose for which made or given.

10. HEADINGS. The headings in this Note are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

11. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

12. COSTS AND EXPENSES. The Payor hereby agrees to pay on demand all reasonable out-of-pocket costs, fees, expenses, disbursements and other charges (including but not limited to the fees, expenses, disbursements and other charges of counsel to the Payee) of the Payee arising in connection with any consent or waiver granted or requested hereunder or in connection herewith, and any renegotiation, amendment, work-out or settlement of this Note or the indebtedness arising hereunder.

13. WAIVER OF JURY TRIAL AND SETOFF. The Payor hereby waives trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Note or any instrument or document delivered pursuant to this Note, or the validity, protection, interpretation, collection or enforcement thereof, or any other claim or dispute howsoever arising, between any Payor and the Payee; and the Payor hereby waives the right to interpose any setoff or counterclaim or cross-claim in connection with any such litigation, irrespective of the nature of such setoff, counterclaim or cross-claim except to the extent that the failure so to assert any such setoff, counterclaim or cross-claim would permanently preclude the prosecution of the same.

14. CONSENT TO JURISDICTION. The Payor hereby irrevocably consents to the nonexclusive jurisdiction of the courts of the State of New York and of any federal court located in such State in connection with any action or proceeding arising out of or relating to this Note or any document or instrument delivered pursuant to this Agreement.

15. SEVERABILITY. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

16. ENTIRE AGREEMENT. This Note is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Note supersedes all prior agreements and understandings between the parties with respect to such subject matter.

CUSIP NO. 096227103                                          Page 39 of 59 Pages


17. FURTHER ASSURANCES. The Payor shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any governmental authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Note.


     IN WITNESS WHEREOF, the Payor has executed and delivered this Convertible Promissory Note on the date first above written.

                                     BLUEFLY, INC.


                                     By:  ________________________________
                                     Name:
                                     Title:


Agreed to and accepted as of the date
first written above:


[PAYEE]


By:  ________________________________
Name:
Title:

CUSIP NO. 096227103                                          Page 40 of 59 Pages


                                  EXHIBIT PPPP

                                  WARRANT NO.1

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER SUCH ACT OR LAWS AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.

                                                                   WARRANT NO. 1


                                     WARRANT

                       TO PURCHASE SHARES OF COMMON STOCK

                                       OF

                                  BLUEFLY, INC.

THIS IS TO CERTIFY THAT Quantum Industrial Partners LDC or its registered assigns (the "HOLDER"), is the owner of the right to subscribe for and to purchase from BLUEFLY, INC., a Delaware corporation (the "COMPANY"), Three Hundred Sixteen Thousand Six Hundred Fifty-Nine (316,659) (the "NUMBER ISSUABLE"), fully paid, duly authorized and non-assessable shares of Common Stock at a price per share of $0.44 (the "EXERCISE PRICE"), at any time, in whole or in part, on or after March 26, 2008 (the "EFFECTIVE DATE") through 5:00 PM New York City time, on March 26, 2013 (the "EXPIRATION DATE") all on the terms and subject to the conditions hereinafter set forth (the "WARRANTS").

The Number Issuable and the Exercise Price are subject to further adjustment from time to time pursuant to the provisions of Section 2 of this Warrant Certificate.

Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Section 12 hereof.

Section 1. Exercise of Warrants.

     (a) Subject to the last paragraph of this Section 1, the Warrants evidenced hereby may be exercised, in whole or in part, by the Holder hereof at any time or from time to time, on or after the Effective

CUSIP NO. 096227103                                          Page 41 of 59 Pages


          Date and on or prior to the Expiration Date upon delivery to the Company at the principal executive office of the Company in the United States of America, of (A) this Warrant Certificate, (B) a written notice stating that such Holder elects to exercise the Warrants evidenced hereby in accordance with the provisions of this Section 1 and specifying the number of Warrants being exercised and the name or names in which the Holder wishes the certificate or certificates for shares of Common Stock to be issued and (C) payment of the Exercise Price for such Warrants, which shall be payable by any one or any combination of the following: (i) cash; (ii) certified or official bank check payable to the order of the Company; (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant Certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant Certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering Holder of such number of shares of Common Stock equal to the number of shares of the Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash or certified or official bank check) reduced by that number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Exercise Price (assuming no Cashless Exercise) to be paid by (y) the Market Price of one Share of Common Stock on the Business Day which immediately precedes the day of exercise of the Warrant; or (iv) by the delivery of shares of the Common Stock having a value (as defined by the next sentence) equal to the aggregate Exercise Price to be paid, that are either held by the Holder or are acquired in connection with such exercise, and without payment of the Exercise Price in cash. Any share of Common Stock delivered as payment for the Exercise Price in connection with an In-Kind Exercise (as defined below) shall be deemed to have a value equal to the Market Price of one Share of Common Stock on the Business Day that immediately precedes the day of exercise of the Warrants. An exercise of a Warrant in accordance with clause (iii) is herein referred to as a "CASHLESS EXERCISE" and an exercise of a Warrant in accordance with clause (iv) is herein referred to as an "IN-KIND EXERCISE." The documentation and consideration, if any, delivered in accordance with subsections (A),
          (B) and (C) are collectively referred to herein as the "WARRANT EXERCISE DOCUMENTATION."

     (b) As promptly as practicable, and in any event within five (5) Business Days after receipt of the Warrant Exercise Documentation, the Company shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock specified in the Warrant Exercise Documentation, (B) if applicable, cash in lieu of any fraction of a share, as hereinafter provided, and (C) if less than the full number of Warrants evidenced hereby are being exercised or used in a Cashless Exercise, a new Warrant Certificate or Certificates, of like tenor, for the number of Warrants evidenced by this Warrant Certificate, less the number of Warrants then being exercised and/or used in a Cashless Exercise. Such exercise shall be deemed to have been made at the close of business on the date of delivery of the Warrant Exercise Documentation so that the Person entitled to receive shares of Common Stock upon such exercise shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

CUSIP NO. 096227103                                          Page 42 of 59 Pages


     (c) The Company shall pay all expenses incurred by the Company in connection with and taxes and other governmental charges (other than income taxes of the Holder) that may be imposed in respect of, the issue or delivery of any shares of Common Stock issuable upon the exercise of the Warrants evidenced hereby. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock, as the case may be, in any name other than that of the registered holder of the Warrant evidenced hereby.

     (d) In connection with the exercise of any Warrants evidenced hereby, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price for one Share of Common Stock on the Business Day which immediately precedes the day of exercise. If more than one (1) such Warrant shall be exercised by the holder thereof at the same time, the number of full shares of Common Stock issuable on such exercise shall be computed on the basis of the total number of Warrants so exercised.

Section 2. Certain Adjustments.

     (a) The number of shares of Common Stock purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment as follows:

          (i) STOCK DIVIDENDS, SUBDIVISION, COMBINATION OR RECLASSIFICATION OF COMMON STOCK. If at any time after the date of the issuance of this Warrant the Company shall (i) pay a dividend on Common Stock in shares of its capital stock, (ii) combine its outstanding shares of Common Stock into a smaller number of shares, (iii) subdivide its outstanding shares of Common Stock as the case may be, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, then, on the record date for such dividend or the effective date of such subdivision or split-up, combination or reclassification, as the case may be, the number and kind of shares to be delivered upon exercise of this Warrant will be adjusted so that the Holder will be entitled to receive the number and kind of shares of capital stock that such Holder would have owned or been entitled to receive upon or by reason of such event had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph 2(a)(v).

          (ii) EXTRAORDINARY DISTRIBUTIONS. If at any time after the date of issuance of this Warrant, the Company shall distribute to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation and Common Stock is not changed or exchanged) cash, evidences of indebtedness, securities or other assets (excluding (A) ordinary course cash dividends to the extent such dividends do not exceed the Company's retained earnings and (B) dividends payable in shares of capital stock for which adjustment is made under Section 2(a)(i), or rights, options or warrants to subscribe for or purchase securities of the Company), then in each such case the number of shares of

CUSIP NO. 096227103                                          Page 43 of 59 Pages



               Common Stock to be delivered to such Holder upon exercise of this Warrant shall be increased so that the Holder thereafter shall be entitled to receive the number of shares of Common Stock determined by multiplying the number of shares such Holder would have been entitled to receive immediately before such record date by a fraction, the denominator of which shall be the Exercise Price on such record date minus the then fair market value (as reasonably determined by the Board of Directors of the Company in good faith) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such rights or warrants applicable to one share of the Common Stock (provided that such denominator shall in no event be less than $.01) and the numerator of which shall be the Exercise Price.

         (iii) REORGANIZATION, ETC. If at any time after the date of issuance of this Warrant any consolidation of the Company with or merger of the Company with or into any other Person (other than a merger or consolidation in which the Company is the surviving or continuing corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock) or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other person (each, a "REORGANIZATION EVENT"), shall be effected in such a way that the holders of the Common Stock shall be entitled to receive cash, stock, other securities or assets (whether such cash, stock, other securities or assets are issued or distributed by the Company or another Person) with respect to or in exchange for the Common Stock, then this Warrant shall automatically become exercisable for the kind and amount of cash, stock, other securities or assets receivable upon such Reorganization Event by a holder of the number of shares of the Common Stock that such holder would have been entitled to receive upon exercise of this Warrant had this Warrant been exercised immediately before such Reorganization Event, subject to adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2(a). The Company shall not enter into any of the transactions referred to in this Section 2(a)(iii) unless effective provision shall be made so as to give effect to the provisions set forth in this
               Section 2(a)(iii).

          (iv) CARRYOVER. Notwithstanding any other provision of this Section 2(a), no adjustment shall be made to the number of shares of either Common Stock to be delivered to the Holder (or to the Exercise Price) if such adjustment represents less than .05% of the number of shares to be so delivered, but any lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment that together with any adjustments so carried forward shall amount to .05% or more of the number of shares to be so delivered.

          (v) EXERCISE PRICE ADJUSTMENT. Whenever the Number Issuable upon the exercise of the Warrant is adjusted as provided pursuant to this
               Section 2(a), the Exercise Price per share payable upon the exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the Number Issuable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the Number Issuable immediately thereafter; PROVIDED, HOWEVER, that the Exercise Price for each Share of the Common Stock shall in no event be less than the par value of a share of such Common Stock.

CUSIP NO. 096227103                                          Page 44 of 59 Pages


     (b) NOTICE OF ADJUSTMENT. Whenever the Number Issuable or the Exercise Price is adjusted as herein provided, the Company shall promptly mail by first class mail, postage prepaid, to the Holder, notice of such adjustment or adjustments setting forth the Number Issuable and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

Section 3. NO REDEMPTION. The Company shall not have any right to redeem any of the Warrants evidenced hereby.

Section 4. NOTICE OF CERTAIN EVENTS. In case at any time or from time to time
(i) the Company shall declare any dividend or any other distribution to all holders of Common Stock, (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any additional shares of stock of any class or any other right, (iii) the Company shall authorize the issuance or sale of any other shares or rights which would result in an adjustment to the Number Issuable pursuant to Section 2(a)(i), (ii) or (iii), (iv) there shall be any capital reorganization or reclassification of Common Stock of the Company or consolidation or merger of the Company with or into another Person, or any sale or other disposition of all or substantially all the assets of the Company, or (v) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of such cases the Company shall mail to the Holder at such Holder's address as it appears on the transfer books of the Company, as promptly as practicable but in any event at least 10 days prior to the date on which the transactions contemplated in Section 2(a)(i), (ii) or (iii) a notice stating (a) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants or, if a record is not to be taken, the date as of which the holders of record of either Common Stock to be entitled to such dividend, distribution, rights or warrants are to be determined, or (b) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that the holders of record of the Common Stock shall be entitled to exchange the Common Stock for shares of stock or other securities or property or cash deliverable upon such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

Section 5. CERTAIN COVENANTS. The Company covenants and agrees that all shares of Capital Stock of the Company which may be issued upon the exercise of the Warrants evidenced hereby will be duly authorized, validly issued and fully paid and nonassessable. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the exercise of all outstanding Warrants, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the exercise of all outstanding Warrants.

CUSIP NO. 096227103                                          Page 45 of 59 Pages


Section 6. REGISTERED HOLDER. The persons in whose names this Warrant Certificate is registered shall be deemed the owner hereof and of the Warrants evidenced hereby for all purposes. The registered Holder of this Warrant Certificate, in their capacity as such, shall not be entitled to any rights whatsoever as a stockholder of the Company, except as herein provided.

Section 7. TRANSFER OF WARRANTS. Any transfer of the rights represented by this Warrant Certificate shall be effected by the surrender of this Warrant Certificate, along with the form of assignment attached hereto, properly completed and executed by the registered Holder hereof, at the principal executive office of the Company in the United States of America, together with an appropriate investment letter and opinion of counsel, if deemed reasonably necessary by counsel to the Company to assure compliance with applicable securities laws. Thereupon, the Company shall issue in the name or names specified by the registered Holder hereof and, in the event of a partial transfer, in the name of the registered Holder hereof, a new Warrant Certificate or Certificates evidencing the right to purchase such number of shares of Common Stock as shall be equal to the number of shares of Common Stock then purchasable hereunder.

Section 8. DENOMINATIONS. The Company covenants that it will, at its expense, promptly upon surrender of this Warrant Certificate at the principal executive office of the Company in the United States of America, execute and deliver to the registered Holder hereof a new Warrant Certificate or Certificates in denominations specified by such Holder for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 9. REPLACEMENT OF WARRANTS. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Company (in the case of an insurance company or other institutional investor, its own unsecured indemnity agreement shall be deemed to be reasonably satisfactory), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new Warrant Certificate of like tenor for a number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 10. GOVERNING LAW. THIS WARRANT CERTIFICATE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

Section 11. RIGHTS INURE TO REGISTERED HOLDER. The Warrants evidenced by this Warrant Certificate will inure to the benefit of and be binding upon the registered Holder thereof and the Company and their respective successors and permitted assigns. Nothing in this Warrant Certificate shall be construed to

CUSIP NO. 096227103                                          Page 46 of 59 Pages


give to any Person other than the Company and the registered Holder thereof any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and such registered Holder. Nothing in this Warrant Certificate shall be construed to give the registered Holder hereof any rights as a Holder of shares of either Common Stock until such time, if any, as the Warrants evidenced by this Warrant Certificate are exercised in accordance with the provisions hereof.

Section 12. DEFINITIONS. For the purposes of this Warrant Certificate, the following terms shall have the meanings indicated below:

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required by law or executive order to close.

     "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock (or equivalent ownership interests in a Person not a corporation) whether now outstanding or hereafter issued, including, without limitation, any rights, warrants or options to purchase such Person's capital stock.

     "COMMON STOCK" shall mean the common stock of the Company.

     "MARKET PRICE" shall mean, per share of Common Stock, on any date specified herein: (a) if the Common Stock is listed on a national securities exchange, the Closing Price per share of Common Stock on such date published in THE WALL STREET JOURNAL (NATIONAL EDITION) or, if no such closing price on such date is published in THE WALL STREET JOURNAL (NATIONAL EDITION), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; or (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange, but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on such date as shown by NASDAQ and reported by any member firm of the NYSE selected by the Company; or (d) if none of (a), (b) or (c) is applicable, a market price per share determined in good faith by the Board of Directors of the Company.

     "NASDAQ" means the NASDAQ Stock Market LLC.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

CUSIP NO. 096227103                                          Page 47 of 59 Pages


Section 13. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, courier services or personal delivery, (a) if to the Holder of a Warrant, at such Holder's last known address appearing on the books of the Company; and (b) if to the Company, at its principal executive office in the United States, or such other address as shall have been furnished to the party given or making such notice, demand or other communication. All such notices and communications shall be deemed to have been duly given: (i) when delivered by hand, if personally delivered; (ii) when delivered to a courier if delivered by commercial overnight courier service; and
(iii) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed.

CUSIP NO. 096227103                                          Page 48 of 59 Pages



IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of this ___ day of March 2008.



                                          BLUEFLY, INC.


                                          By:
                                          ______________________________________
                                          Name:
                                          Title:




                         Signature Page to QIP Warrant

CUSIP NO. 096227103                                          Page 49 of 59 Pages


                            [Form of Assignment Form]
                  [To be executed upon assignment of Warrants]
The undersigned hereby assigns and transfers this Warrant Certificate to ___________________ whose Social Security Number or Tax ID Number is
_________________ and whose record address is
_____________________________________, and irrevocably appoints ________________
as agent to transfer this security on the books of the Company. Such agent may substitute another to act for such agent.

                                                     Signature:


                                                     ___________________________
                                                     Signature Guarantee:


                                                     ___________________________




Date: ___________________________

CUSIP NO. 096227103                                          Page 50 of 59 Pages




                                  EXHIBIT QQQQ

                                  WARRANT NO.2



THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED, QUALIFIED, APPROVED OR DISAPPROVED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER SUCH ACT OR LAWS AND NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY HAS PASSED ON OR ENDORSED THE MERITS OF THESE SECURITIES.

                                                                   WARRANT NO. 2


                                     WARRANT

                       TO PURCHASE SHARES OF COMMON STOCK

                                       OF

                                  BLUEFLY, INC.

THIS IS TO CERTIFY THAT SFM Domestic Investments LLC or its registered assigns (the "HOLDER"), is the owner of the right to subscribe for and to purchase from BLUEFLY, INC., a Delaware corporation (the "COMPANY"), Ten Thousand Three Hundred Sixty-Four (10,364) (the "NUMBER ISSUABLE"), fully paid, duly authorized and non-assessable shares of Common Stock at a price per share of $0.44 (the "EXERCISE PRICE"), at any time, in whole or in part, on or after March 26, 2008 (the "EFFECTIVE DATE") through 5:00 PM New York City time, on March 26, 2013 (the "EXPIRATION DATE") all on the terms and subject to the conditions hereinafter set forth (the "Warrants").

The Number Issuable and the Exercise Price are subject to further adjustment from time to time pursuant to the provisions of Section 2 of this Warrant Certificate.

Capitalized terms used herein but not otherwise defined shall have the meanings given to them in Section 12 hereof.

Section 1. Exercise of Warrants.

     (a) Subject to the last paragraph of this Section 1, the Warrants evidenced hereby may be exercised, in whole or in part, by the Holder hereof at any time or from time to time, on or after the Effective

CUSIP NO. 096227103                                          Page 51 of 59 Pages


          Date and on or prior to the Expiration Date upon delivery to the Company at the principal executive office of the Company in the United States of America, of (A) this Warrant Certificate, (B) a written notice stating that such Holder elects to exercise the Warrants evidenced hereby in accordance with the provisions of this Section 1 and specifying the number of Warrants being exercised and the name or names in which the Holder wishes the certificate or certificates for shares of Common Stock to be issued and (C) payment of the Exercise Price for such Warrants, which shall be payable by any one or any combination of the following: (i) cash; (ii) certified or official bank check payable to the order of the Company; (iii) by the surrender (which surrender shall be evidenced by cancellation of the number of Warrants represented by any Warrant Certificate presented in connection with a Cashless Exercise (as defined below)) of a Warrant or Warrants (represented by one or more relevant Warrant Certificates), and without the payment of the Exercise Price in cash, in return for the delivery to the surrendering Holder of such number of shares of Common Stock equal to the number of shares of the Common Stock for which such Warrant is exercisable as of the date of exercise (if the Exercise Price were being paid in cash or certified or official bank check) reduced by that number of shares of Common Stock equal to the quotient obtained by dividing (x) the aggregate Exercise Price (assuming no Cashless Exercise) to be paid by (y) the Market Price of one Share of Common Stock on the Business Day which immediately precedes the day of exercise of the Warrant; or (iv) by the delivery of shares of the Common Stock having a value (as defined by the next sentence) equal to the aggregate Exercise Price to be paid, that are either held by the Holder or are acquired in connection with such exercise, and without payment of the Exercise Price in cash. Any share of Common Stock delivered as payment for the Exercise Price in connection with an In-Kind Exercise (as defined below) shall be deemed to have a value equal to the Market Price of one Share of Common Stock on the Business Day that immediately precedes the day of exercise of the Warrants. An exercise of a Warrant in accordance with clause (iii) is herein referred to as a "CASHLESS EXERCISE" and an exercise of a Warrant in accordance with clause (iv) is herein referred to as an "IN-KIND EXERCISE." The documentation and consideration, if any, delivered in accordance with subsections (A),
          (B) and (C) are collectively referred to herein as the "WARRANT EXERCISE DOCUMENTATION."

     (b) As promptly as practicable, and in any event within five (5) Business Days after receipt of the Warrant Exercise Documentation, the Company shall deliver or cause to be delivered (A) certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock specified in the Warrant Exercise Documentation, (B) if applicable, cash in lieu of any fraction of a share, as hereinafter provided, and (C) if less than the full number of Warrants evidenced hereby are being exercised or used in a Cashless Exercise, a new Warrant Certificate or Certificates, of like tenor, for the number of Warrants evidenced by this Warrant Certificate, less the number of Warrants then being exercised and/or used in a Cashless Exercise. Such exercise shall be deemed to have been made at the close of business on the date of delivery of the Warrant Exercise Documentation so that the Person entitled to receive shares of Common Stock upon such exercise shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

CUSIP NO. 096227103                                          Page 52 of 59 Pages


     (c) The Company shall pay all expenses incurred by the Company in connection with and taxes and other governmental charges (other than income taxes of the Holder) that may be imposed in respect of, the issue or delivery of any shares of Common Stock issuable upon the exercise of the Warrants evidenced hereby. The Company shall not be required, however, to pay any tax or other charge imposed in connection with any transfer involved in the issue of any certificate for shares of Common Stock, as the case may be, in any name other than that of the registered holder of the Warrant evidenced hereby.

     (d) In connection with the exercise of any Warrants evidenced hereby, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Company shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price for one Share of Common Stock on the Business Day which immediately precedes the day of exercise. If more than one (1) such Warrant shall be exercised by the holder thereof at the same time, the number of full shares of Common Stock issuable on such exercise shall be computed on the basis of the total number of Warrants so exercised.

Section 2. Certain Adjustments.

     (a) The number of shares of Common Stock purchasable upon the exercise of this Warrant and the Exercise Price shall be subject to adjustment as follows:

          (i) STOCK DIVIDENDS, SUBDIVISION, COMBINATION OR RECLASSIFICATION OF COMMON STOCK. If at any time after the date of the issuance of this Warrant the Company shall (i) pay a dividend on Common Stock in shares of its capital stock, (ii) combine its outstanding shares of Common Stock into a smaller number of shares, (iii) subdivide its outstanding shares of Common Stock as the case may be, or (iv) issue by reclassification of its shares of Common Stock any shares of capital stock of the Company, then, on the record date for such dividend or the effective date of such subdivision or split-up, combination or reclassification, as the case may be, the number and kind of shares to be delivered upon exercise of this Warrant will be adjusted so that the Holder will be entitled to receive the number and kind of shares of capital stock that such Holder would have owned or been entitled to receive upon or by reason of such event had this Warrant been exercised immediately prior thereto, and the Exercise Price will be adjusted as provided below in paragraph 2(a)(v).

          (ii) EXTRAORDINARY DISTRIBUTIONS. If at any time after the date of issuance of this Warrant, the Company shall distribute to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation and Common Stock is not changed or exchanged) cash, evidences of indebtedness, securities or other assets (excluding (A) ordinary course cash dividends to the extent such dividends do not exceed the Company's retained earnings and (B) dividends payable in shares of capital stock for which adjustment is made under Section 2(a)(i), or rights, options or warrants to subscribe for or purchase securities of the Company), then in each such case the number of shares of Common Stock to be delivered to such Holder upon exercise of this

CUSIP NO. 096227103                                          Page 53 of 59 Pages


               Warrant shall be increased so that the Holder thereafter shall be entitled to receive the number of shares of Common Stock determined by multiplying the number of shares such Holder would have been entitled to receive immediately before such record date by a fraction, the denominator of which shall be the Exercise Price on such record date minus the then fair market value (as reasonably determined by the Board of Directors of the Company in good faith) of the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such rights or warrants applicable to one share of the Common Stock (provided that such denominator shall in no event be less than $.01) and the numerator of which shall be the Exercise Price.

         (iii) REORGANIZATION, ETC. If at any time after the date of issuance of this Warrant any consolidation of the Company with or merger of the Company with or into any other Person (other than a merger or consolidation in which the Company is the surviving or continuing corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding shares of Common Stock) or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other person (each, a "REORGANIZATION EVENT"), shall be effected in such a way that the holders of the Common Stock shall be entitled to receive cash, stock, other securities or assets (whether such cash, stock, other securities or assets are issued or distributed by the Company or another Person) with respect to or in exchange for the Common Stock, then this Warrant shall automatically become exercisable for the kind and amount of cash, stock, other securities or assets receivable upon such Reorganization Event by a holder of the number of shares of the Common Stock that such holder would have been entitled to receive upon exercise of this Warrant had this Warrant been exercised immediately before such Reorganization Event, subject to adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 2(a). The Company shall not enter into any of the transactions referred to in this Section 2(a)(iii) unless effective provision shall be made so as to give effect to the provisions set forth in this
               Section 2(a)(iii).

          (iv) CARRYOVER. Notwithstanding any other provision of this Section 2(a), no adjustment shall be made to the number of shares of either Common Stock to be delivered to the Holder (or to the Exercise Price) if such adjustment represents less than .05% of the number of shares to be so delivered, but any lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment that together with any adjustments so carried forward shall amount to .05% or more of the number of shares to be so delivered.

          (v) EXERCISE PRICE ADJUSTMENT. Whenever the Number Issuable upon the exercise of the Warrant is adjusted as provided pursuant to this
               Section 2(a), the Exercise Price per share payable upon the exercise of this Warrant shall be adjusted by multiplying such Exercise Price immediately prior to such adjustment by a fraction, of which the numerator shall be the Number Issuable upon the exercise of the Warrant immediately prior to such adjustment, and of which the denominator shall be the Number Issuable immediately thereafter; PROVIDED, HOWEVER, that the


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CUSIP NO. 096227103                                          Page 54 of 59 Pages


               Exercise Price for each Share of the Common Stock shall in no event be less than the par value of a share of such Common Stock.

     (b) NOTICE OF ADJUSTMENT. Whenever the Number Issuable or the Exercise Price is adjusted as herein provided, the Company shall promptly mail by first class mail, postage prepaid, to the Holder, notice of such adjustment or adjustments setting forth the Number Issuable and the Exercise Price after such adjustment, setting forth a brief statement of the facts requiring such adjustment and setting forth the computation by which such adjustment was made.

Section 3. NO REDEMPTION. The Company shall not have any right to redeem any of the Warrants evidenced hereby.

Section 4. NOTICE OF CERTAIN EVENTS. In case at any time or from time to time
(i) the Company shall declare any dividend or any other distribution to all holders of Common Stock, (ii) the Company shall authorize the granting to the holders of Common Stock of rights or warrants to subscribe for or purchase any additional shares of stock of any class or any other right, (iii) the Company shall authorize the issuance or sale of any other shares or rights which would result in an adjustment to the Number Issuable pursuant to Section 2(a)(i), (ii) or (iii), (iv) there shall be any capital reorganization or reclassification of Common Stock of the Company or consolidation or merger of the Company with or into another Person, or any sale or other disposition of all or substantially all the assets of the Company, or (v) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company, then, in any one or more of such cases the Company shall mail to the Holder at such Holder's address as it appears on the transfer books of the Company, as promptly as practicable but in any event at least 10 days prior to the date on which the transactions contemplated in Section 2(a)(i), (ii) or (iii) a notice stating (a) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants or, if a record is not to be taken, the date as of which the holders of record of either Common Stock to be entitled to such dividend, distribution, rights or warrants are to be determined, or (b) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective. Such notice also shall specify the date as of which it is expected that the holders of record of the Common Stock shall be entitled to exchange the Common Stock for shares of stock or other securities or property or cash deliverable upon such reorganization, reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up.

Section 5. CERTAIN COVENANTS. The Company covenants and agrees that all shares of Capital Stock of the Company which may be issued upon the exercise of the Warrants evidenced hereby will be duly authorized, validly issued and fully paid and nonassessable. The Company shall at all times reserve and keep available for issuance upon the exercise of the Warrants, such number of its authorized but unissued shares of Common Stock as will from time to time be sufficient to permit the exercise of all outstanding Warrants, and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock

CUSIP NO. 096227103                                          Page 55 of 59 Pages


to permit such reservation or to permit the exercise of all outstanding
Warrants.

Section 6. REGISTERED HOLDER. The persons in whose names this Warrant Certificate is registered shall be deemed the owner hereof and of the Warrants evidenced hereby for all purposes. The registered Holder of this Warrant Certificate, in their capacity as such, shall not be entitled to any rights whatsoever as a stockholder of the Company, except as herein provided.

Section 7. TRANSFER OF WARRANTS. Any transfer of the rights represented by this Warrant Certificate shall be effected by the surrender of this Warrant Certificate, along with the form of assignment attached hereto, properly completed and executed by the registered Holder hereof, at the principal executive office of the Company in the United States of America, together with an appropriate investment letter and opinion of counsel, if deemed reasonably necessary by counsel to the Company to assure compliance with applicable securities laws. Thereupon, the Company shall issue in the name or names specified by the registered Holder hereof and, in the event of a partial transfer, in the name of the registered Holder hereof, a new Warrant Certificate or Certificates evidencing the right to purchase such number of shares of Common Stock as shall be equal to the number of shares of Common Stock then purchasable hereunder.

Section 8. DENOMINATIONS. The Company covenants that it will, at its expense, promptly upon surrender of this Warrant Certificate at the principal executive office of the Company in the United States of America, execute and deliver to the registered Holder hereof a new Warrant Certificate or Certificates in denominations specified by such Holder for an aggregate number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 9. REPLACEMENT OF WARRANTS. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant Certificate and, in the case of loss, theft or destruction, upon delivery of an indemnity reasonably satisfactory to the Company (in the case of an insurance company or other institutional investor, its own unsecured indemnity agreement shall be deemed to be reasonably satisfactory), or, in the case of mutilation, upon surrender and cancellation thereof, the Company will issue a new Warrant Certificate of like tenor for a number of Warrants equal to the number of Warrants evidenced by this Warrant Certificate.

Section 10. GOVERNING LAW. THIS WARRANT CERTIFICATE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

Section 11. RIGHTS INURE TO REGISTERED HOLDER. The Warrants evidenced by this Warrant Certificate will inure to the benefit of and be binding upon the registered Holder thereof and the Company and their respective successors and permitted assigns. Nothing in this Warrant Certificate shall be construed to

CUSIP NO. 096227103                                          Page 56 of 59 Pages


give to any Person other than the Company and the registered Holder thereof any legal or equitable right, remedy or claim under this Warrant Certificate, and this Warrant Certificate shall be for the sole and exclusive benefit of the Company and such registered Holder. Nothing in this Warrant Certificate shall be construed to give the registered Holder hereof any rights as a Holder of shares of either Common Stock until such time, if any, as the Warrants evidenced by this Warrant Certificate are exercised in accordance with the provisions hereof.

Section 12. DEFINITIONS. For the purposes of this Warrant Certificate, the following terms shall have the meanings indicated below:

     "BUSINESS DAY" means any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required by law or executive order to close.

     "CAPITAL STOCK" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock (or equivalent ownership interests in a Person not a corporation) whether now outstanding or hereafter issued, including, without limitation, any rights, warrants or options to purchase such Person's capital stock.

     "COMMON STOCK" shall mean the common stock of the Company.

     "MARKET PRICE" shall mean, per share of Common Stock, on any date specified herein: (a) if the Common Stock is listed on a national securities exchange, the Closing Price per share of Common Stock on such date published in THE WALL STREET JOURNAL (NATIONAL EDITION) or, if no such closing price on such date is published in THE WALL STREET JOURNAL (NATIONAL EDITION), the average of the closing bid and asked prices on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; or (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange, but is designated as a national market system security, the last trading price of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked price of the Common Stock, on such date as shown by NASDAQ and reported by any member firm of the NYSE selected by the Company; or (d) if none of (a), (b) or (c) is applicable, a market price per share determined in good faith by the Board of Directors of the Company.

     "NASDAQ" means the NASDAQ Stock Market LLC.

     "NYSE" shall mean the New York Stock Exchange, Inc.

     "PERSON" shall mean any individual, corporation, limited liability company, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

CUSIP NO. 096227103                                          Page 57 of 59 Pages


Section 13. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, courier services or personal delivery, (a) if to the Holder of a Warrant, at such Holder's last known address appearing on the books of the Company; and (b) if to the Company, at its principal executive office in the United States, or such other address as shall have been furnished to the party given or making such notice, demand or other communication. All such notices and communications shall be deemed to have been duly given: (i) when delivered by hand, if personally delivered; (ii) when delivered to a courier if delivered by commercial overnight courier service; and
(iii) five (5) Business Days after being deposited in the mail, postage prepaid, if mailed.



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CUSIP NO. 096227103                                          Page 58 of 59 Pages


IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed as of this ___ day of March 2008.



                                  BLUEFLY, INC.


                                  By:
                                  ______________________________________________
                                  Name:
                                  Title:



                        Signature Page to SFMDI Warrant

CUSIP NO. 096227103                                          Page 59 of 59 Pages


                            [Form of Assignment Form]
                  [To be executed upon assignment of Warrants]
The undersigned hereby assigns and transfers this Warrant Certificate to ___________________ whose Social Security Number or Tax ID Number is
_________________ and whose record address is
_____________________________________, and irrevocably appoints ________________
as agent to transfer this security on the books of the Company. Such agent may substitute another to act for such agent.

                                   Signature:


                                                 _______________________________
                                                 Signature Guarantee:


                                                 _______________________________




Date: ___________________________